CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                August 27, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Stephanie Hui
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:       First Trust Exchange-Traded Fund III (the "Trust")
                        File Nos. 811-22245 and 333-176976
              -----------------------------------------------------


Dear Ms. Hui:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 1, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Long/Short Equity ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that previous comments of the Commission's staff to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES AND PRINCIPAL INVESTMENT STRATEGIES

      The Principal Investment Strategies section provides disclosure that the Fund will take short positions in Equity Securities. Disclose whether it is anticipated that the fees and expenses incurred directly by the Fund as a result of its short positions will be included in the "Other Expenses" subcaption in the Annual Fund Operating Expenses table.

Stephanie Hui
August 27, 2014
Page 2




RESPONSE TO COMMENT 1

      The Fund is subject to an interest expense due to the costs associated with the Fund's short positions in securities, and accordingly, a subcaption for such expense has been added to the Annual Fund Operating Expenses table.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure provides that at least 80% of the Fund's assets will be exposed to U.S. exchange-listed equity securities of U.S. and foreign companies. Disclose that this 80% investment policy will include investment borrowings.

RESPONSE TO COMMENT 2

      The disclosure has been revised in response to this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      To the extent it is possible, confirm that the Fund will "look-through" the ETFs in which the Fund invests for the purpose of fulfilling the Names Rule requirements.

RESPONSE TO COMMENT 3

      We are able to confirm that for purposes of the Names Rule, the Fund will invest in ETFs that provide exposure to the U.S. exchange-listed equity securities and, to the extent possible, "look through" to the underlying investments of the ETFs.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      There seems to be a word or phrase missing from the second sentence of the fourth paragraph in the Principal Investment Strategies section.

RESPONSE TO COMMENT 4

      The disclosure has been revised in response to this comment.

Stephanie Hui
August 27, 2014
Page 3




COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      The Cash Transactions Risk references puts and call options in which the Fund invests. If the Fund anticipates principally investing in puts and call options, include appropriate disclosure in the Principal Investment Strategies section.

RESPONSE TO COMMENT 5

      The disclosure has been revised in response to this comment.

COMMENT 6 - PRINCIPAL RISKS

      With respect to the ETF risk, clarify that the risk disclosure applies to the Fund as a shareholder of ETFs, as well as to the shareholders of the Fund.

RESPONSE TO COMMENT 6

      This risk factor is intended to apply to the risks to which the Fund is subject because it is a holder of other ETFs. The other risk factors address the risks that shareholders of this Fund face as a result of owning it.

COMMENT 7 - PRINCIPAL RISKS

      With respect to the Non-U.S. Securities Risk, provide risk disclosure regarding emerging markets, as appropriate.

RESPONSE TO COMMENT 7

      The Fund's exposure to the emerging markets will not be significant, therefore, no additional risk disclosure has been added.

COMMENT 8 - PURCHASE AND SALE OF FUND SHARES

      Per Item 6 of Form N-1A disclose that individual Fund shares may only be purchased and sold on a national securities exchange through a broker-dealer.

Stephanie Hui
August 27, 2014
Page 4




RESPONSE TO COMMENT 8

      The disclosure has been revised in response to this comment.

COMMENT 9 - FUND INVESTMENTS

      Add disclosure regarding short sales as taking short positions in Equity Securities is a part of the Fund's principal investment strategies.

RESPONSE TO COMMENT 9

      The disclosure has been revised in response to this comment.

COMMENT 10 - FUND INVESTMENTS

      With respect to Futures Contracts, add additional disclosure regarding U.S exchange-listed equity index futures contracts, in which the Fund invests.

RESPONSE TO COMMENT 10

      The disclosure has been revised in response to this comment.

COMMENT 11 - FUND INVESTMENTS

      The first sentence of the Hedging Strategies disclosure references "other derivative instruments." Specify what types of "other derivatives" in which the Fund may invest and provide the appropriate disclosure. Also, there is disclosure that derivatives may be used to "enhance return." Clarify whether derivatives are used for hedging or enhancing returns.

RESPONSE TO COMMENT 11

      This Hedging Strategies section has been deleted and no longer appears in the prospectus.

COMMENT 12 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      The heading seems confusing in using the term, "Additional." Consider revising the heading to this section.

Stephanie Hui
August 27, 2014
Page 5




RESPONSE TO COMMENT 12

      The term, "Additional" is used to signify that the risks set forth in this section supplements in the Principal Risks in the summary section.

COMMENT 13 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      In the first sentence of the disclosure regarding Lending of Portfolio Securities, there appears to be a word missing in the phrase, "First Trust is authorized to select certain Fund .... " Revise the first sentence so that the phrase reads, "First Trust is authorized to select the Fund .... "

RESPONSE TO COMMENT 13

      The disclosure has been revised in response to this comment.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      In the third paragraph of the section regarding Options on Futures, the disclosure states, "Such segregated assets will be marked-to-market daily, and additional assets will be earmarked or placed in the segregated account whenever the total value of the earmarked or segregated assets falls below the amount due on the underlying obligation." Clarify the meaning of the phrase, "the amount due on the underlying obligation." Does that phrase mean the notional value of the contract?

RESPONSE TO COMMENT 14

      The phrase "underlying obligation" in that disclosure does not necessarily mean the notional value of the contract. The Fund will comply with the regulatory requirements of the Commission to maintain assets as "cover," maintain segregated accounts, and/or make margin payments when it takes positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchase options). If the applicable guidelines prescribed under the 1940 Act so require, the Fund will earmark or set aside cash, U.S. government securities, high grade liquid debt securities and/or other liquid assets permitted by the SEC in a segregated custodial account in the amount prescribed.

COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION - MANAGEMENT OF THE FUND

      Per Item 17(b)(2)(iii) provide the number of committee meetings held during the last fiscal year.

Stephanie Hui
August 27, 2014
Page 6




RESPONSE TO COMMENT 15

      Because the Fund is new and does not have an operating history, the Fund does not yet have a record of committee meetings held in the last fiscal year.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren